AB 6/4

SEC [barcode] [M]ISSION

08032001

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 34156

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Downing & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Hawks Perch
(No. and Street)

Plymouth (City) MA (State) 02360 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas E. Thevenin, CPA, PC
(Name – *if individual, state last, first, middle name*)

P.O. Box 98, 30 Wapping Road, Kingston, MA 02364
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2008
THOMSON REUTERS

SEC Mail Processing Section
JUN 2 2008
Washington DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATEMENT RELATIVE TO EXEMPTIVE PROVISIONS FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is fully exempt from providing information relating to the Possession or Control Requirements under Rule 15c3-3, pursuant to the exemptive provision in Section (k)(2)(i) "Special Account for the Exclusive Benefit of Customers".

FINRA
Financial Industry Regulatory Authority

VIA CERTIFIED MAIL:
7005 1160 0005 3649 5976

May 15, 2008

Mr. Robert Downing
President
Downing & Co., Inc.
23 Hawks Perch
Plymouth, MA 02360

Dear Mr. Downing:

This acknowledges receipt of your December 31, 2007 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

- Computation for Determination of Reserve Requirements pursuant to Rule 15C3-3. N/A
- Information relating to the Possession of Control Requirements under Rule 15C3-3.
- A reconciliation, including appropriate explanations of the Computation of 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited Part II or IIA, if material differences existed, or if no material differences existed, a statement so stating. N/A

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

K(2)

END

Boston District Office
99 High Street - Suite 900
Boston, MA
t 617 532 3400
f 617 451 3524
www.finra.org